SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CHART ACQUISITION CORP.
(Name of Subject Company)

CHART ACQUISITION CORP.
(Name of Person Filing Statement)

Warrants to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

161151 113
(CUSIP Number of Class of Securities)

Joseph R. Wright
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, NY 10017
(212) 350-8205
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Chart Acquisition Corp., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, New York 10017. The Company’s telephone number at this address is (212) 350-8205.

Securities

This Statement relates to the Company’s outstanding Warrants (as defined below). As of August 14, 2014, the date of commencement of the Offer (as defined below), there were issued and outstanding 7,875,000 Warrants, including 7,500,000 Warrants issued in the Company’s initial public offering (“IPO”) and 375,000 Warrants issued in a private placement that was consummated simultaneously with the IPO. All such Warrants have an exercise price of $11.50 per share.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to the offer by Chart Acquisition Group LLC (the “Sponsor”), Joseph R. Wright (“Mr. Wright”), Cowen Overseas Investment LP (“Cowen Overseas” and, together with the Sponsor and Mr. Wright, the “Purchasers”) to purchase for cash up to 7,500,000 of the warrants of the Company (the “Warrants”), each warrant exercisable to purchase one share of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), at a price of $0.30 per Warrant, net to the seller in cash, without interest (the “Purchase Price”), for an aggregate purchase price of up to $2,250,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 14, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2014 by the Purchasers, The Chart Group L.P., the managing member of the Sponsor, and Ramius Advisors, LLC, the general partner and investment advisor of Cowen Overseas (together with the Purchasers and Chart Group L.P., the “Schedule TO Filing Persons”).

The Company filed a definitive proxy statement with the SEC on August 11, 2014 announcing a special meeting, at which the Company will seek approval of its stockholders of proposals (the “Proposals”) to (i) amend the Company’s amended and restated articles of incorporation (the “Charter”) to extend the date before which the Company must complete a business combination from September 13, 2014 (the “Current Termination Date”) to March 13, 2015 (the “Extended Termination Date”) (the “Extension Amendment”) and (ii) amend the investment trust agreement established in connection with the IPO to reflect the Extended Termination Date and permit distributions from the trust account established by the Company in connection with the IPO (the “Trust Account”) to holders of its public shares properly demanding redemption in connection with the Extension Amendment (the “Trust Amendment”). If the Extension Amendment and the Trust Amendment are approved (and not abandoned), the Company will afford its public stockholders the right to redeem their shares for a pro rata portion of the funds available in the Trust Account at the time the Extension Amendment and the Trust Amendment become effective.

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The purpose of the Extension Amendment and the Trust Amendment is to allow the Company more time to complete its proposed business combination with entities related to Orion Air Group Holdings LLC (such related entities are collectively referred to as “Tempus”), pursuant to the Equity Transfer and Acquisition Agreement, dated as of July 15, 2014 (the “Purchase Agreement”) by and among (i) The Tempus Group Holdings, LLC, the Company’s newly-formed, wholly owned subsidiary, (ii) Tempus Intermediate Holdings, LLC (the “Target”), (iii) each of the members of the Target, (iv) Benjamin Scott Terry and John G. Gulbin III, as member representatives (solely for purposes of Sections 1.3, 6.3, 6.5, 6.7, 6.11, 6.20, 6.21 and 8.6 and Articles II, IX, X, XI and XII of the Purchase Agreement), (v) the Company and (vi) the Purchasers, as warrant offerors (solely for purposes of Sections 6.14 and 6.15 of the Purchase Agreement). As a result, the Company’s board of directors (the “Board of Directors”) determined that it was in the best interests of the Company’s stockholders to extend the termination date from the Current Termination Date to the Extended Termination Date, and provide that the date for cessation of operations of the Company if the Company has not completed a business combination would similarly be extended.

If the Extension Amendment and the Trust Amendment are approved (and not abandoned), and the Offer is completed (and not terminated), the Company will amend the terms of its outstanding Warrants to extend the date for automatic termination of the Warrants if the Company has not consummated a business combination from the Current Termination Date to the Extended Termination Date. Holders of Warrants (the “Holders”) will continue to have five years from the consummation of the Company’s business combination to exercise such Warrants. See the section of the Offer to Purchase titled “The Offer – Section 11. Important Information Concerning the Company – Summary of the Warrants.”

In addition, the consummation of the transactions contemplated by the Purchase Agreement is subject to the completion of a separate tender offer by the Purchasers to purchase up to 3,750,000 Warrants (subject to reduction of one Warrant for every two Warrants that are tendered in the Offer) at a purchase price of $0.60 per Warrant (the “Business Combination Tender Offer”), subject to proration. The funds deposited in accordance with the escrow agreement pursuant to which the Purchasers have deposited an aggregate of $2,250,000 for the benefit of the Holders will be used for the purchase of the Warrants validly tendered in the Offer and in the subsequent tender offer.

As set forth in the Schedule TO, the business address of the Sponsor, The Chart Group, L.P. and Mr. Wright are the business address and telephone number of the Company set forth under Item 1 above and the business address of Cowen Overseas and Ramius Advisors, LLC is c/o Ramius Advisors, LLC, 599 Lexington Avenue, 19th Floor, New York, NY 10022.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by the Schedule TO Filing Persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

The information set forth in the section of the Offer to Purchase titled “The Offer –Section 9. Interests of Directors and Executive Officers; Certain Agreements” and in the sections of the Company’s Annual Statement on Form 10-K filed with the SEC on March 17, 2014 titled “Item 11 –Executive Compensation”, “Item 12 –Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 –Certain Relationships and Related Transactions, and Director Independence” are incorporated herein by reference.

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ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

The Board of Directors has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Board of Directors has determined that a Holder’s decision regarding whether or not to tender its Warrants in the Offer is a personal investment decision based upon each individual Holder’s particular circumstances. The Board of Directors urges each Holder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the Holder’s own investment objectives, the Holder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described below, including the fact that Holders that do not tender their Warrants in the Offer but subsequently tender their Warrants in the Business Combination Tender Offer would receive $0.60 per Warrant (instead of $0.30 per Warrant), subject to proration, and any other factors that the Holder deems relevant to its investment.

Reasons for the Recommendation of the Company’s Board of Directors

In determining not to make a recommendation to Holders with respect to the Offer, the Board of Directors considered a number of factors, including the following:

On December 13, 2012, the registration statement (File No. 333-177280) for the IPO was declared effective by the SEC. In connection with the IPO, the Purchasers committed to offer to purchase up to 3,750,000 Warrants at a purchase price of $0.60 per Warrant in a proposed tender offer that would commence after the announcement of the Company’s initial business combination and would be completed upon consummation of such business combination and in the event the Company liquidates upon a failure to consummate an initial business combination Holders would receive a pro rata distribution of the amount in an escrow account set up by the Purchasers in the amount of $0.30 for each Warrant they hold.

Pursuant to the Charter, the Company currently must complete a business combination by September 13, 2014. On July 15, 2014, the Company signed the Purchase Agreement for a business combination transaction with Tempus. The Company filed a definitive proxy statement with the SEC on August 11, 2014 announcing a special meeting, at which the Company will seek approval of its stockholders to amend the Charter to extend the date before which the Company must complete a business combination to March 13, 2015.

In connection with the Extension Amendment, the Purchasers have collectively agreed to conduct the Offer to purchase up to 7,500,000 of the outstanding Warrants at a price of $0.30 per Warrant in connection with, and contingent upon, approval of the Proposals and the effectiveness of the Extension Amendment and the Trust Amendment. The Purchasers are making the Offer to purchase the Warrants to provide Holders that may not wish to retain their Warrants following the Current Termination Date the possibility of receiving cash for their Warrants and enable them to receive the same $0.30 per Warrant they would have been entitled to receive if the Company liquidated promptly after the Current Termination Date.

In the event that the Extension Amendment is approved, the Purchasers have agreed to commence the Business Combination Tender Offer, pursuant to which the Purchasers will offer to purchase up to 3,750,000 Warrants (subject to reduction of one Warrant for every two Warrants that are tendered in the Offer) at a purchase price of $0.60 per Warrant, which offer would close upon the consummation of the proposed business combination with Tempus. Consequently, Holders that do not tender their Warrants in the Offer but subsequently tender their Warrants in the Business Combination Tender Offer would receive $0.60 per Warrant, instead of $0.30 per Warrant. However, there is no guarantee that the Extension Amendment will be approved or that the Business Combination Tender Offer will be consummated. Furthermore, the Business Combination Tender Offer, although priced higher than the Offer, would be subject to proration, in contrast to the Offer, which is not subject to proration.

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In the event that the Extension Amendment is approved and the proposed business combination with Tempus is consummated prior to the Extended Termination Date, any Warrants not tendered would remain issued and outstanding following such business combination, and may be worth more or less than the $0.30 or $0.60 prices of the Offer and the Business Combination Tender Offer, respectively. In addition, there is no certainty as to when the Common Stock would trade above the $11.50 exercise price, if ever. The Warrants will expire five years from the consummation of the initial business combination (or earlier upon the liquidation of the Company).

In the event that the Extension Amendment is not approved, and the Company were to liquidate upon a failure to consummate the initial business combination prior to the Current Termination Date (or prior to the Extended Termination Date in the event that the Extension Amendment is approved), Holders would receive a pro rata distribution of the amount in an escrow account set up by the Purchasers in the amount of $0.30 for each Warrant they hold. Consequently, Holders that do not tender their Warrants in the Offer would still receive $0.30 per Warrant in the event that the Company were to liquidate upon a failure to consummate a business combination. However, such Holders might have to wait until the Extended Termination Date to receive such funds.

The foregoing discussion of material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its neutral recommendation. In addition, individual members of the Board of Directors may have assigned different weights to different factors.

Intent to Tender

After reasonable inquiry and to our knowledge, none of our directors, executive officers, affiliates or subsidiaries currently intends to tender any Warrants held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor the Board of Directors nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Holders with respect to the Offer, except that the Company has agreed to reimburse the Schedule TO Filing Persons for all expenses they incur in connection with the Offer, provided that the business combination is consummated.

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to the Warrants have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries within the past 60 days.

Item 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Warrants by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement, to the knowledge of the Board and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

Item 8.    ADDITIONAL INFORMATION.

Not applicable.

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Item 9.    EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)	Not applicable.
(e)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(2)	Warrant Agreement, dated July 19, 2012, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(3)	Form of Amended and Restated Warrant Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on August 14, 2014).
(e)(4)	Letter Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(5)	Investment Management Trust Agreement, dated December 13, 2012, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(6)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(7)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(8)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(9)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(10)	Escrow Agreement, dated December 13, 2012, among Chart Acquisition Group LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company and Cowen and Company, LLC (incorporated by reference to Exhibit 10.11 to the Form S-1 filed by Chart Acquisition Corp. on November 30, 2012).
(e)(11)	Form of Amended and Restated Escrow Agreement (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by the Purchasers on August 14, 2014).
(e)(12)	Equity Transfer and Acquisition Agreement, dated as of July 15, 2014, by and among (i) The Tempus Group Holdings, LLC, (ii) Tempus Intermediate Holdings, LLC, (iii) the Members, (iv) the Members’ Representative, (v) Chart Acquisition Corp., and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(e)(13)	Supporting Stockholder Agreement, dated as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, Benjamin Scott Terry and John G. Gulbin, III, and Chart Acquisition Group, LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(g)	Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014
CHART ACQUISITION CORP.
	By:	/s/ Michael LaBarbera
	Name:	Michael LaBarbera
	Title:	Chief Financial Officer and Secretary

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)	Not applicable.
(e)(1)	Underwriting Agreement, dated December 13, 2012, by and between Chart Acquisition Corp., Deutsche Bank Securities Inc. and Cowen and Company, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(2)	Warrant Agreement, dated July 19, 2012, by and between Continental Stock Transfer & Trust Company and Chart Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(3)	Form of Amended and Restated Warrant Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchasers on August 14, 2014).
(e)(4)	Letter Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(5)	Investment Management Trust Agreement, dated December 13, 2012, by and between Chart Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(6)	Registration Rights Agreement, dated December 13, 2012, by and among Chart Acquisition Corp., Chart Acquisition Group LLC, Cowen Overseas Investment LP and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Chart Acquisition Corp. on December 19, 2012).
(e)(7)	Promissory Note, dated February 7, 2014, issued to Joseph R. Wright (incorporated by reference to Exhibit 10.13 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(8)	Promissory Note, dated February 4, 2014, issued to Cowen Overseas LP (incorporated by reference to Exhibit 10.14 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(9)	Promissory Note, dated February 11, 2014, issued to Chart Acquisition Group (incorporated by reference to Exhibit 10.15 to the Form 10-K filed by Chart Acquisition Corp. on March 17, 2014).
(e)(10)	Escrow Agreement, dated December 13, 2012, among Chart Acquisition Group LLC, Joseph R. Wright, Cowen Overseas Investment LP, Continental Stock Transfer & Trust Company and Cowen and Company, LLC (incorporated by reference to Exhibit 10.11 to the Form S-1 filed by Chart Acquisition Corp. on November 30, 2012).
(e)(11)	Form of Amended and Restated Escrow Agreement (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by the Purchasers on August 14, 2014).
(e)(12)	Equity Transfer and Acquisition Agreement, dated as of July 15, 2014, by and among (i) The Tempus Group Holdings, LLC, (ii) Tempus Intermediate Holdings, LLC, (iii) the Members, (iv) the Members’ Representative, (v) Chart Acquisition Corp., and (vi) Chart Acquisition Group LLC, Mr. Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(e)(13)	Supporting Stockholder Agreement, dated as of July 15, 2014, by and among Tempus Intermediate Holdings, LLC, Benjamin Scott Terry and John G. Gulbin, III, and Chart Acquisition Group, LLC, The Chart Group, L.P., Christopher D. Brady, Joseph Wright and Cowen Overseas Investment LP (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Chart Acquisition Corp. on July 16, 2014).
(g)	Not applicable.

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